The Flex-funds
Fourth Quarter Webcast

Slide 1
This is Bob Meeder, President of Meeder Financial and The Flex-funds.  Welcome to our 2008 annual review and 2009 outlook webcast.

Slide 2
The agenda for this webcast is as follows:  We will start with a thorough review of 2008, we will then discuss our current investment strategies and we will wrap up the webcast by sharing with you our outlook for 2009 and what may be the key drivers that could affect the financial markets and the economy.

Slide 3
Before I begin I would like to highlight The Flex-funds Money Market Fund.  For the 23rd consecutive year The Money Market Fund’s yield was in the top 10% of all general purpose money market funds according to iMoneynet.  In addition, on November 24, 2008 the U.S. Treasury Department announced its decision to extend the temporary guarantee program for money market funds until April 30, 2009.  I am pleased to share with you that we elected to extend our participation in this program.  In regards to the Fund’s portfolio, since the Fund’s inception the quality of our investments has always come first.  We do not sacrifice quality for yield and this year is a perfect example of this commitment.  Due to this philosophy and our extensive research analysis, we were able to successfully navigate the turmoil on the financial markets of 2008.  For example, we moved away from the financial sector, we reduced our exposure to short-term corporate debt securities and for the past three plus years we have totally avoided asset-backed commercial paper.  At the same time we increased our exposure to U.S. Government agency securities.  For more information about The Flex-funds family of mutual funds please visit our website at www.flexfunds.com.

Slide 4
The following few pages will provide a thorough review of 2008.

Slide 5
I will address many of the following reasons why it feels so bad in greater detail on the next few pages but to summarize 2008 was the second worst year in the history of the S&P 500.  Since 1926, there have only been two other times when the S&P had five consecutive negative quarters culminating with the fourth quarter of 2008 being the seventh worst quarter ever.  This decade is on track to be the worst decade ever.  In fact, it would take a return in the S&P 500 of over 40% in 2009 just to equal the 1930s.  On a calendar year basis there has never been a 10-year period that was worst than the ten years that we just completed.  The stock market has had unprecedented market volatility.  The organization the National Bureau of Economic Research that is responsible for determining and dating when economic recessions and expansions occurred stated in late November that the start of the recession started in December of 2007 which coincided with the deterioration of the labor market.  We experienced the total collapse and downfall of numerous financial institutions, home prices fell at the fastest annual rate ever with some cities experiencing declines of over 35% with the average home declining over 20%.

And, lastly, unemployment has increased from 4.6% to 7.2% with nearly 2.6 million people losing their jobs.

Slide 6
The S&P 500 declined 37% in 2008 making it the second worst year in history second only to 1931.  There have only been six years since 1926 with a loss of more than 20%.

Slide 7
Prior to the past five quarters, the S&P 500 has only twice in its history had five consecutive negative quarters.

Slide 8
As bad as it has been in the U.S., it was worse elsewhere.  As the slide shows, the NASDAQ had a decline of 40% and on average the rest of the world lost 46%.  As you can see here, previous high flyers like Brazil and China were down 57% and 61%, respectively.

Slide 9
This slide illustrates the cumulative return of the S&P 500 for each decade going back to the 30’s.  The S&P 500’s return this decade is on track to be the worst performing decade ever.  In fact, it would take a return of 40% in 2009 just to equal the 1930s.

Slide 10
For any calendar 10-year period the most recent 10-year period is the worst 10-year period ever.  In fact, in the history of the S&P 500 there was only one other calendar 10-year period the year’s ending 1938 that had a negative return.  All other calendar 10-year periods have been positive.

Slide 11
This is not the forum to once again go over all the well-documented financial events that struck the economy and the financial markets in 2008.  Looking back though it is staggering and hard to believe that 2008 experienced so many rescues and failures of major financial institutions.

Slide 12
Volatility has also reached unprecedented levels.  For the 3-1/2 year period from October 2003 to January 2007, how many days did the S&P 500 change by 2% or more?  Incredibly, only two days.  However, from September 4th to the end of the year, how many days did the S&P 500 change by more than 2%?  Remarkably, 48 days.

Slide 13
Another way of analyzing volatility is to review the volatility index which is the pink chart in this illustration and is commonly referred to as the VIX indicator.  The VIX index is an indicator that measures the volatility in stock prices.  This index soared to absolutely unprecedented levels this year.  It is also sometimes referred to as the fear index.  As this chart shows, typically when this index exceeds 30 it indicates a bottom in the stock market which, by the way, is the blue chart in this illustration.  Not so in 2008.  It blew right through 30 and eventually hit a high of over 80.

Slide 14
Another way of reviewing the volatility that occurred in 2008 is by reviewing the following chart.  If at the beginning of the fourth quarter if anyone were to tell you that the fourth quarter was going to experience the three best single days based upon point moves in the 100+ year history of the Dow Jones Industrial Average most people would have been quite happy.  In fact, not only were the best three in the fourth quarter but seven of the ten best days in terms of point movement occurred in 2008.

Slide 15
However, unfortunately, six of the ten worst days also occurred in an unbelievably short period of time from September 29th to the end of the year.

Slide 16
In terms of market caps and valuations, there really was no where to hide in the fourth quarter.  The value stocks slightly outperformed growth and large caps performed better than mids- and small-caps.  All these six categories declined by more than 20% in the fourth quarter.  Any exposure to mid-caps and small-caps detracted from performance in the quarter.

Slide 17
In terms of specific sectors, there were a few areas that performed better than the overall market.  Three areas that we specifically went out of our way to overweight included the normally defensive sectors of utilities, health care and consumer staples.  We also specifically underweighted industries, technologies and financials.  For the fourth quarter, our sector calls were quite good; however, they were largely offset by not being 100% invested in large caps.

Slide 18
One more way to look at 2008 is to break down the S&P 500 into four distinct periods.  First, from the beginning of the year to mid-March the S&P 500 trended lower.  This coincided with the eventual takeover of Bear Stearns.  Then, from mid-March to as late as September 19th, the market generally traded in a sideways pattern.  On March 10th the S&P 500 was at 1273 and, as of September 19th, the day the U.S. Government announced the program that eventually became the TARP program the S&P 500 was at 1255.  Then remarkably in just 15 trading days, 15 trading days – after September 19th to October 10th the market’s waterfall decline brought the market’s down 28% and left the S&P 500 at 899.  Lastly, and what I believe most people are not aware of, is that from October 10th to the end of the year the stock market was generally flat.  On October the 10th the S&P was at 899 and by the end of the year it closed at 903.

Slide 19
Now turning to our current investment strategies.

Slide 20
First, I would like to address our defensive equity model that we use for those accounts that employ our defensive growth strategy as well as for The Muirfield Fund® and The Defensive Balanced Fund.  This model attempts to identify the risk/reward relationship of the stock market.  The model has three interest rate factors, three fundamental factors and eight trend and technical factors.  Assuming, again, assuming our defensive growth portfolios and The Muirfield Fund® and The Defensive Balanced Fund are fully invested in the stock market then the score of the model must remain above a reading of 3.1.  However, should the score of the model break below 3.1 it mandates a partially defensive posture and should the reading on the model become extremely negative below a score of -4 it would require a 100% defensive posture.  What is interesting to note is that from January of 2008 through the end of the year all our trend and technical factors remained negative.  However, remarkably all our interest rate and fundamental factors were positive for all of 2008.  Due to this, the reading on the model never got to a -4 reading which only allowed us to adopt a partially defensive position in our defensive growth portfolios, The Muirfield Fund® and The Defensive Balanced Fund.

Slide 21
To address specifically our asset allocation decisions as it relates to our defensive growth portfolios, The Muirfield Fund® and The Defensive Balanced Fund in mid-January we established a 25% defensive position for the first time since August of 2006.  As the stock market traded in a relatively sideways pattern from mid-March until September 19th we maintained this 25% defensive posture.  In fact, some of our clients questioned us on why we were not more invested in the stock market during this period as they perceived the initial decline of the stock market in the first part of the year and then the subsequent consolidation as an excellent buying opportunity.  As the stock market began to act negatively to the events of the credit crisis and the mounting economic challenges for those accounts in The Muirfield Fund® and The Defensive Balanced Fund that we have the ability to quickly implement our defensive strategies we began to increase our defensive posture up to a maximum of 55%.  As the stock market began to trade sideways later in the fourth quarter, we gradually began to increase our exposure to the stock market and by the end of the year our defensive growth accounts, The Muirfield Fund® and the Defensive Balanced Fund had a defensive posture of anywhere between 30% to 45%.

Slide 22
As I mentioned earlier, all our interest rate and fundamental factors in our model remained positive.  With the significant decline in interest rates and valuations on stocks becoming more attractive this is encouraging to us.  However, due to all our trend and technical factors remaining negative it mandates a partially defensive posture in our defensive growth portfolios, The Muirfield Fund® and The Defensive Balanced Fund.  The next two slides will address what we believe is currently developing in the stock market.  We believe the stock market is in a base building process.

Slide 23
An effective way to illustrate the base building process is to share with you other times when this has occurred.  For example, 1987 the stock market experienced a significant decline of over 30% and then had to build a two-month base or foundation before entering into a low-risk stock market environment.

Slide 24
The other example I would like to share with you is the 2000 to 2003 stock market environment.  The stock market declined from 2000 to 2002 and it took a nine-month base to be built before the stock market began the bull market of 2003 through 2007.  Typically, the longer the base the more meaningful the move can be on the upside.  This is what we think is occurring and what is needed for the stock market to enter into a more favorable market environment.

Slide 25
Another reason for optimism - we believe the stock market is forward looking or put another way it anticipates or discounts future economic activity.  This chart is a perfect example of how the stock market works.  The slide shows the performance of the stock market before, during and after the last six recessions.  On average the stock market as measured by the S&P 500 declined 5% in the six months before the beginning of the recession then declined on average 22% more from the start of the recession to the ultimate bottom of the stock market and then rose on average 27% from that stock market bottom to the end of the recession and then climbed another 6% more in the six months after the end of the recession.

Slide 26
On average small-caps have performed even better.  Looking at all the recessions since 1950 small caps on average have risen 11% during the recessions.

Slide 27
While on average large-caps have only climbed 3%.

Slide 28
In regards to the equity emphasis in all our fund of fund portfolios, The Dynamic Growth Fund, The Aggressive Growth Fund, The Muirfield Fund® and The Defensive Balanced Fund, this slide illustrates our emphasis between growth versus value funds since 2006.  Specifically, as it relates to 2008, for the majority of the year we are overweighted towards growth.  However, since the end of the third quarter, we became neutral between growth and value.

Slide 29
For these same portfolios and funds, our allocations to large-cap, mid-cap and the small-cap areas of the stock market has changed considerably.  This slide illustrates for the first time since May of 2006 we now have an allocation to the small-cap sector of the stock market.  This was initiated in September of this year.

Slide 30
This slide consolidates everything we have just reviewed with you in one nice illustration.  For our defensive fixed income portfolios we have a duration of approximately four years with an allocation of 65% in U.S. agency bond funds and 35% in high-grade corporate bond funds.  In regards to our defensive equity portfolios, we have a defensive posture anywhere from 25 to 40% and this is due to all the trend and technical factors of our model being negative.  In regard to the equity emphasis of our portfolios, we are neutral between growth and value and as I mentioned in the previous slide we now have an allocation to small-cap funds.  And in regard to our allocation between domestic and international funds, 100% of our portfolios are allocated to domestic securities.

Slide 31
The following information will address our outlook for the financial markets as well as review what we believe will be some of the key drivers that could affect the financial markets and the economy

Slide 32
Many of the previous slides addressed how difficult this past decade and year have been.  I can only assume this information is discouraging to most investors.  With that said, the ultimate question is how likely is it for the stock market to continue to perform like it has for the past decade.  In our opinion it is an extremely low probability that the stock market will continue to perform like it has so far this decade.  One of the reasons is due to our belief that the stock market always goes from one extreme of greed and optimism to the other extreme of fear and pessimism and ultimately will revert back to its long-term average.  To illustrate how the stock market goes from one extreme to the other extreme let’s review what has happened over the last 19 years.  Let’s start with reviewing the 1990’s.  From 1929 to 1999 the S&P 500 had an average annual compounded rate of return of 10% per year.  But in the 90’s the S&P averaged 18% per year.  So if one believed the stock market got too far ahead of its long-term average in the 90s and at the end of 2008 it would have reverted back to its long-term average of 10% then the S&P would have had to average 3% per year this decade.  Let me explain how that works.  If one takes a hypothetical 3% average annual compounded rate of return for the S&P for this decade and the 18% average annual return for the 90s, combines them together it would equal an average annual compounded rate of return of 10% per year.  As you can see, what actually has occurred this decade is that the S&P 500 has had an average annual compounded rate of return of -3.6%.  In our opinion this is a perfect example of how the stock market goes from one extreme to the other extreme so one could easily conclude that not only have we been in the process of reverting back to its long-term average one could potentially conclude that we are in the process of correcting the excesses of the 90s.

Slide 33
So if the stock market has done just the opposite of the 90s and overcorrected on the downside this decade and is going to revert back up to its long-term average of 10% in, let’s say the next ten years, the S&P 500 would have to average 25% per year.  Let me explain how I arrived at the 25% per year.  Just like the previous chart if one takes the -3.6% average annual compounded rate of return that the S&P has actually experienced this decade and a hypothetical 25% average annual rate of return for the next ten years and combines them together it would equal an average annual compounded rate of return of 10% per year.  A key point I must make and that I ask you to remember is that we are not predicting that the stock market is going to immediately start reverting back to its long-term average.  We do believe the declines in the stock market at some point time argues favorably for the potential mean reversion to the upside sometime in the relatively near future.  The main point we want to make is that the 90s produced exceptional returns and at the end of the 90s many investors just had to own stocks as they appeared to be the sure thing.  In hindsight, it was not the right thing to do and the exact opposite can be said about this decade. Now many investors are avoiding stocks which again could be the exact wrong thing to do.  The reversion to the mean concept is just one of the many reasons why we believe it is so important for investors to stay the course despite of the temptation to exit the stock market and seek less risky investments.  With that said I am going to turn it over to Dale Smith to review our outlook for 2009 and what we believe could be some of the key drivers to affect the financial markets and economy.

Slide 34
Thank you, Bob.  I’m Dale Smith, Chief Investment Officer here at Meeder Financial.  As Bob said, I have a series of about a dozen or so slides to highlight some of the potential key drivers of the markets in 2009.  Really, they all center around one fairly common theme, and that is the remaining length and depth of the current recession, one which so many have underestimated thus far.

First and foremost is the ongoing concerns in the credit markets.  Key will be the success of the numerous government programs that have been or will be put in place.  We should see credit spreads begin to narrow, and, lending begin to increase.

Of course, we also need to pay attention to the effects of deleveraging.  Financial entities have become less willing to lend at the same time that both businesses and consumers are less willing to borrow.

We’re also looking at the other key ingredients, namely housing, unemployment, inflation, and the changes in leadership in Washington, including the potential effects from the pending stimulus package.

Slide 35
First, let’s look at interest rate spreads.  This table shows how the Fed Funds rate, along with various maturities of US Treasuries have declined over the past two years, while BAA bonds, which represent the lowest of investment grade debt, have continued to increase, representing the fear in the credit markets and investor’s flight to quality.

Slide 36
Another key spread to follow is what’s known as the TED spread.  The TED spread is the price difference between three-month futures contracts for U.S. Treasuries and three-month contracts for Eurodollars having identical expiration months.  The T in TED is for Treasuries, while the ED is for Eurodollars.  The TED spread can be used as an indicator of credit risk.  This is because U.S. T-Bills are considered risk free while the rate associated with the Eurodollar futures is thought to reflect the credit ratings of corporate borrowers.  As the TED spread increases, default risk is considered to be increasing, and investors will have a preference for safe investments.  As the spread decreases, the default risk is considered to be decreasing.  Historically, the Ted spread has averaged about 30 basis points.  So, though this spread is off its extreme peak, it is still very high by historical standards, again representing     the fears remaining in the credit markets.

Slide 37
For those of you who have listened to prior quarter’s reviews, you know we frequently talk about housing, and unfortunately, we don’t believe that this story is over.  This slide shows the inventories of both new and existing homes, as measured by the number of homes on the market divided bty the number of homes sold in the most recent month.  The resulting calculation is the available inventory, measured in months.  This number has continued to climb.  Housing inventories are still quite elevated, and, though sales of existing homes appear to have improved, in some areas of the country 4 in 10 sales of existing homes are the result of foreclosures.

Slide 38
This slide compares the median price of homes to the average families disposable income.  Though much improved, the price of housing relative to disposable income is still high compared to historical norms.  Though much closer to a bottom, home prices would have to drop still more before reaching their historical relationship with incomes.

Slide 39
Quarterly, the Federal Reserve publishes their predictions for GDP, unemployment and inflation for the next few years.  The Federal Reserves most recent predictions, which were issued in October, expect negative to flat growth in GDP in 2009, while unemployment continues to climb.  Inflation, however is expected to improve.

Slide 40
The most recent monthly Purchasing Managers Manufacturing Index, known as PMI, have come in at very, very low levels.  Of course, this is a concern, and we wonder how the markets will react if 4th quarter GDP, which won’t be announced until the last week of January comes in at some number like negative 5% or 6%.

Slide 41
Unemployment has continued to climb and is now above the highest rate from the last economic cycle. It is important to note, however, that unemployment is a lagging indicator.  Note that it last peaked in mid 2003, just after the beginning of the most recent bull market.  It is also important to look at this from a historical perspective.

Slide 42
There have been 6 other periods since 1950 when unemployment has exceeded 7%.   The current numbers are nowhere near what occurred in the 1930s, when it reached 20 to 25%.

Slide 43
Not all the news is so dire.  Since last summer, gasoline prices have dropped to multi-year lows and represent, from its peak, in July, nearly a billion $ a day in savings for the economy.

Slide 44
The reduction in energy costs are a big reason why inflation is expected to remain under control so the Federal Reserve and the Federal Government can focus on the various attempts to jump start the economy.

Slide 45
Here is one last optimistic note.  While carefully attempting to avoid any partisan political comment, we have found it interesting to see, historically, how markets have performed when there has been a change in republican leadership in Washington. Historically, on average, as the red line here shows, typically the markets have trended sideways through the first quarter of the post election year, before climbing strongly through the remainder of the year.  The theory here is that as the uncertainty of the potential effects of change become resolved, the financial markets begin to settle down.  This concludes the 2009 review portion of the presentation and with that, I’m going to pass it back to Bob Meeder.

Slide 46
Thank you for listening to our 2008 review and 2009 outlook webcast.  We trust you found the information helpful and informative.  We would appreciate any feedback you may have on how to improve our communications.  Once again if you have any questions or comments please feel free to call or email us.  Thank you and we look forward to working with you in 2009.